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November 5, 2015

VIA EDGAR AND COURIER

Pamela A. Long
Assistant Director
Division of Corporation Finance
Office of Manufacturing and Construction
Securities and Exchange Commission
Mail Stop 4631
100 F Street N.E.
Washington, D.C. 20549

Ref.:	ADS Waste Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 2, 2015
File No. 333-206508

Dear Ms. Long:

On behalf of ADS Waste Holdings, Inc. (the “Company”), we are today filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the Company’s registration statement on Form S-1 (the “Registration Statement”), which was originally submitted on August 21, 2015, and amended by Amendment No. 1 (“Amendment No. 1”) on October 2, 2015.  Amendment No. 2 is being filed with the Commission in response to comments received from the staff of the Commission (the “Staff”) contained in your letter dated October 15, 2015 (the “Comment Letter”) in connection with Amendment No. 1.

For your convenience, we have reproduced below in italics the Staff’s comments, followed in each case by the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  NEW YORK

PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SAUDI ARABIA* | SHANGHAI  |  SINGAPORE  |  TOKYO  | TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

*ABDULAZIZ ALASSAF & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

Ms. Pamela A. Long

United States Securities and Exchange Commission

Page references included in the Company’s responses are to those contained in Amendment No. 2.

Prospectus Summary, page 1

1.                                      We note your response to comment 3 of our letter dated September 17, 2015.  Please revise your disclosure to include a reference to your level of indebtedness.

Response:  The Company has amended the disclosure on page 10 of Amendment No. 2 to address the Staff’s comment by including references to the Company’s level of indebtedness.

Our Company, page 1

2.                                      We note your response to comment 5 in our letter dated September 17, 2015 and we reissue our comment.

Response:  In response to the Staff’s comment and consistent with our telephone conversation with members of the Staff, the Company has amended the disclosure on pages 2, 6, 50, 88 and 93 of Amendment No. 2 by replacing the previous disclosure with the following:

“Our standard C&I service agreement is a five year renewable agreement.  Management believes we maintain strong relationships with our C&I customers, which is supported by an approximate 10% C&I customer churn rate since we started tracking this information seven quarters ago.”

Risk Factors, page 18

Our financial and operating performance may be affected by the inability…, page 19

3.                                      Please tell us why you deleted the disclosure regarding the closure in 2013 of your Moretown, Vermont landfill facility.

Response:  After re-evaluating the risk factor described, the Company concluded that the reasons for closing the Moretown landfill facility were not properly reflected.  The Company has added the following additional disclosure to the risk factor on page 20 of Amendment No. 2 to reflect the possibility that landfills generally may be closed due to economic unfeasibility:

“It is also possible that the operation or expansion of existing landfills may become economically unfeasible based on management’s assessment of permitting issues, acceptable waste streams, available volumes and operating costs, in which case we may abandon expansion plans or abandon or cease operations entirely at a particular landfill.  Any such decision could result in impairment charges as well as ongoing costs for closure and site remediation. For example, in 2012 we determined that the expansion of our Moretown landfill was not economically feasible based upon the volume of permissible waste streams and we recorded an impairment charge of approximately $43.7 million.”

Ms. Pamela A. Long

United States Securities and Exchange Commission

Management’s Discussion and Analysis, page 49

Critical Accounting Policies and Estimates, page 77

4.                                      We have read your response and revision related to comment 12 in our letter dated September 17, 2015. Please further revise page 80 to explain that the Moretown, Vermont landfill facility was closed in July 2013, if true, subsequent to the $43.7 million impairment charge related to permitting issues. Please quantify the carrying value of this facility, if any, prior to closure and also those costs incurred in order to close the landfill.

Response:  The Company has amended the disclosure on page 81 of Amendment No. 2 to quantify the carrying value of the Moretown facility prior to its closure in 2013, subsequent to the impairment charge.

The Company also respectfully informs the Staff that the carrying value of the landfill at the time that waste ceased to be accepted was zero and that the Company had recorded an asset retirement obligation over the time period that waste was accepted in the site for both closure and post-closure care.  The liability accrued on the balance sheet is $11.2 million, of which $0.7 million has been spent to date, $2.2 million is expected to be spent in 2016 and the remainder will be spent over the next thirty years mainly on post-closure care and environmental monitoring activities.

******************

We thank you for your prompt attention to this filing.  We hope the foregoing answers are responsive to your comments.  If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7333 or Jonathan M. DeSantis at (212) 848-5085.

Very truly yours,

/s/ Richard B. Alsop, Esq.

Richard B. Alsop, Esq.

cc:                                Michael K. Slattery — General Counsel, ADS Waste Holdings, Inc.

Jonathan M. DeSantis, Esq. — Shearman & Sterling LLP

Erika L. Weinberg, Esq. — Latham & Watkins LLP

Ms. Pamela A. Long

United States Securities and Exchange Commission

Exhibit A

ADS Waste Holdings, Inc. acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  November 5, 2015

ADS Waste Holdings, Inc.

By:	/s/ Michael K. Slattery
Name: Michael K. Slattery
Title: General Counsel